SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of June 30 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



BT GROUP PUTS MARCONI'S NEXT GENERATION ACCESS AT HEART OF 21st CENTURY NETWORK

Marconi to supply Multi service Access Node platform to support BT's ambition to achieve 5,000,000 broadband customers by 2006

LONDON - June 30, 2003 - Marconi Corporation (London: MONI) today announced that it has been selected by BT Group for the supply and installation of its Access Hub multi service access node (MSAN) to support the ongoing rollout and development of BT's broadband access service in the UK. The companies have signed a Heads of Terms agreement, and expect to sign a three-year frame contract in the near future, the first that will be awarded by BT towards building its "21st Century Network",

The agreement represents a major success for Marconi and broadens the vendor's strategic position within BT's network - to now span next generation broadband access, as well as core switching and transmission and interactive web phones. Marconi has also agreed in principle to revise the terms to its existing frame contract for the supply of optical transmission equipment, which expires in 2006, where Marconi will continue to supply a minimum of 70 percent of all BT's future core optical network requirements.

"BT's ambitions to build Broadband Britain are well underway," said Paul Reynolds, CEO BT Wholesale, "but we have much more to do to deliver against our ambition of securing five million BT Broadband customers by 2006. This agreement will support us in delivering on our ambitions and underlines both BT's and Marconi's commitment to broadband which will deliver social, environmental and economic benefits to UK plc. It also puts Marconi at the cornerstone of BT's 21st Century Network development strategy."

Mike Parton, Marconi chief executive, said: "This agreement with BT represents an important further endorsement of our access technology and will strengthen significantly our competitive position in ongoing discussions with our customers around the world as they evolve towards next generation networks. The Marconi Access Hub is a truly world-beating, best in class product."

In addition to the Access Hub platforms, Marconi is expected to provide BT with network installation, commissioning and support, as well as its ServiceOn Access network management system.

Marconi's Access Hub is already in use in operator networks in Italy, France, Germany, the UK the Middle East and South Africa. It is a multi-service access node that uses existing telephone lines to provide high bandwidth services. The platform is typically located in an operator's local exchange or central office and is capable of delivering multiple access technologies from a single unified platform, enabling narrowband Plain Old Telephony Services (POTS) and broadband xDSL connectivity on the same line, as well as multimedia video and data services. This allows operators to switch customers between narrowband and broadband services remotely, with the simple click of a mouse button.

ENDS/...

                                                              Press enquiries:
                  Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com
                 David Beck, tel: 0207 306 1490; email: david.beck@marconi.com
                                                           Investor enquiries:
           Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


Notes to Editors

The Marconi Access Hub is establishing the next generation of access platforms to deliver multiple broadband services, not just high speed internet. It has been designed to carry high-speed data, ethernet, video and broadcast TV, as well as traditional voice telephony. The Access Hub combines the functionality of Digital Subscriber Line Access Multiplexers (DSLAMs) with the ability to aggregate all traffic types with one of the industry's highest port densities and lowest running costs. DSLAMs are devices usually located in an operator's central office or telephone exchange. They aggregate DSL connections, typically a pair of copper wires running to each customer's premises, grooming, sending and receiving their traffic to and from the core network. With up to 40Gbit/s of bandwidth on the backplane, the Access Hub is ideal for operators migrating their network to meet future demand for high bandwidth services.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 30 June 2003